Bill Hanigan Shareholder Attorney bill.hanigan@davisbrownlaw.com D515-246-7935	Dentons Davis Brown PC The Davis Brown Tower 215 10th Street, Suite 1300 Des Moines, IA 50309 United States dentons.com

June 28, 2021

Joshua Shainess, Office of Mergers and Acquisitions

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Via email to CFLifeSciences@sec.gov

Re: Heron Lake BioEnergy, LLC

Preliminary Proxy Statement on Schedule 14A

File No.: 000-51825

Filed May 21, 2021

Dear Mr. Shainess:

This letter responds to the SEC’s letter dated June 3, 2021, regarding the preliminary proxy statement on Schedule 14A of Heron Lake BioEnergy, LLC (the “Company”) which had been filed on May 21, 2021.  Concurrently to this letter we are filing the Company’s revised Schedule 14A, the Company’s Schedule 13E-3, and amendment #7 of Form 13D of Granite Falls Energy, LLC.  The numbered paragraphs below correspond to the numbered comments in the SEC’s letter.  Its comments are presented in italics.  In addition to addressing the comments raised by the SEC’s letter, the Company has revised its Schedule 14A to update other disclosures:

QUESTION NO. 1:We note you have incorporated by reference your Exchange Act reports. Item 14(e) of Schedule 14A permits incorporation by reference of information required by Item 14(c) of Schedule 14A to the same extent such information is permitted to be incorporated by reference by Form S-4. Form S-4 allows incorporation by reference where a company meets the requirements of Form S-3. Compare Items 11-13 and 15-16 of Form S-4 with Items 14 and 17, respectively, of Form S-4. The General Instructions to Form S-3 address the Eligibility Requirements for Use of Form S-3. We note in particular paragraph I.A.3(b), which requires timely filing of all reports required to be filed in the past 12 months. It does not appear that you are eligible to incorporate your financial statements, as your last Form 10K was not timely filed, notwithstanding your filing of a Form NT 10-K. Please revise to provide the required financial statements, or provide us further analysis regarding your ability to incorporate by reference.

RESPONSE: We have revised the Company’s Schedule 14A proxy statement to include the required financial statements.  The financial statements are included as annexes to the proxy statement and are not incorporated by reference.

QUESTION NO. 2:Given that Granite Falls Energy, LLC is an affiliate of the company by way of its majority ownership interest, we believe Rule 13e-3 applies to the proposed transactions. Accordingly, the Company and any affiliates engaged in the transaction must file a Schedule 13E-3. In your response letter, please also tell us how the issuer and affiliates will comply with Rule 13e-3, including the dissemination requirements.

RESPONSE:  The Company and its affiliates including Granite Falls Energy, LLC are filing Schedule 13E-3 concurrently wherewith.   The Company will provide a copy of Schedule 13E-3 together with its definitive proxy statement to each record holder no later than 20 days prior to the date of the scheduled membership voting date pursuant to Rule 13e-3.

U.S. Securities & Exchange Commission June 28, 2021 Page 2	dentons.com

QUESTION NO. 3:Please provide us with your legal analysis as to why Granite Falls Energy, LLC, was not required to file amendments to its Schedule 13D in connection with the proposed transactions. Your response should address whether material changes have occurred to the facts set forth in the Schedule 13D that required amendments to be filed promptly pursuant to Rule 13d-2(a).

RESPONSE:  Granite Falls Energy, LLC is filing amendment #7 to Schedule 13D required by Rule 13d-2(a) regarding Heron Lake BioEnergy, LLC concurrently herewith.  Granite Falls Energy, LLC did not previously file an amendment to Schedule 13D because it believed that the completion of the proposed transactions and the receipt of the bank consent required of the merger agreement were unlikely to occur given the going-concern issues of Heron Lake BioEnergy, LLC.

QUESTION NO. 4:Related to our comments on the applicability of Exchange Act Rule 13e-3 and Item 14 of Schedule 14A, revise to provide the financial statements and other information required by Item 14(c)(2) of Schedule 14A. Refer to Instruction 2(b) to Item 14 of Schedule 14A, regarding going private transactions.

RESPONSE: We have revised our Schedule 14A proxy statement to include financial statements and other information required by Item 14(c)(2) of Schedule 14A.  We have also prepared and filed Schedule 13E-3, which includes the financial statements required by Rule 13e-3 of the Exchange Act.

If you have any questions, please feel free to call me at (515) 246-7953.

Very truly yours,

Bill Hanigan

Shareholder Attorney

Dentons Davis Brown PC

cc: Stacie Schuler, CFO, Heron Lake BioEnergy, LLC